  EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to incorporation by reference in this Registration statement Amendment No. 1 Form F-3 of our report dated March 30, 2020 relating to the financial statements, which appears in Nymox Pharmaceutical Corporation’s Annual Report on Form 20-F for the three years ended December 31, 2019, 2018 and 2017. Our report dated March 30, 2020 contains emphasis of matter paragraph that states that the financial statements have been prepared assuming that the Company will continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.  We also consent to the reference under the heading “Experts” within the Amendment No. 1 Form F-3.

Thayer O’Neal Company, LLC

Sugar Land, Texas

April 24, 2020